UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ______)*

International Fight League, Inc.

(Name of Issuer)

Common Stock , par value $0.01 per Share

(Title of Class of Securities)

45951A101

(CUSIP Number)

C. Leo Smith and Insurance Marketing Solutions, LLC, 824 S.E. 8th Street, Ft. Lauderdale, FL 33316, 954-650-0823

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 11, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.45951A101

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
Insurance Marketing Solutions, LLC ***

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ___________

(b) ___________

3.	SEC Use Only

4.	Source of Funds (See Instructions) Personal Funds

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Florida

Number of Shares Bene- ficially by Owned by Each Reporting Person With	7. Sole Voting Power 624,941,000 Common Shares (issuable upon conversion of 624,941 Series A Preferred Shares)

8. Shared Voting Power

9. Sole Dispositive Power 624,941,000 Common Shares (issuable upon conversion of 624,941 Series A Preferred Shares)

10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 624,941,000 Common Shares (issuable upon conversion of 624,941 Series A Preferred Shares)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 77.15

14.	Type of Reporting Person (See Instructions)
OO
*** Insurance Marketing Solutions, LLC is a Florida Limited Liability Company whose sole member is C. Leo Smith. Insurance Marketing Solutions, LLC purchased the foregoing shares on January 11, 2010.

CUSIP No. 45951A101

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
C. Leo Smith ***

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ___________
(b) ___________

3.	SEC Use Only

4.	Source of Funds (See Instructions) Personal Funds

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

2

6.	Citizenship or Place of Organization

Number of Shares Bene- ficially by Owned by Each Reporting Person With	7.Sole Voting Power 624,941,000 Common Shares (issuable upon conversion of 624,941 Series A Preferred Shares)

8.Shared Voting Power

9. Sole Dispositive Power 624,941,000 Common Shares (issuable upon conversion of 624,941 Series A Preferred Shares)

10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 624,941,000 Common Shares (issuable upon conversion of 624,941 Series A Preferred Shares)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 77.15

14.	Type of Reporting Person (See Instructions)

OO
*** C. Leo Smith is the sole member of Insurance Marketing Solutions, LLC, a Florida Limited Liability Company , who purchased the foregoing shares from the Issuer on January 11, 2010

Item 1. Security and Issuer.

This statement relates to the common stock, par value $.01 per share, (the “Common Stock”) of International Fight League, Inc. (the “Company” or the “Issuer”). The principal executive office of the Company is located at 980 N. Federal Highway, Suite 314, Boca Raton, FL 33432. The Reporting Persons identified in Item 2 below purchased shares of the Issuer’s Series A Preferred Stock (“Series A Preferred Stock”) which are convertible into shares of Common Stock.

Item 2. Identity and Background.

This statement is being filed jointly by Insurance Marketing Solutions, LLC (“IMS”), a Florida Limited Liability Company and C. Leo Smith (“Smith”), a citizen of the United States. IMS and Smith maintain a principal office and residence at 824 S.E. 8th Street, Ft. Lauderdale, FL 33316 and are collectively referred to in this Schedule 13D as the “Reporting Persons”.

IMS is engaged in generating marketing leads for the insurance industry. Smith is the sole member of IMS and accordingly is the controlling person of IMS.

Biographical information for Smith is as follows:

          C. Leo Smith, 41, previously served as the Chairman of the Board of Directors and Chief Executive Officer and Chief Financial Officer of Smith International Enterprises, Inc., d/b/a AmeriPlast Manufacturing, from the inception of the company in 1991 until it was sold in 2002. Ameriplast Manufacturing was a privately held manufacturer of pre-paid telephone calling cards and stored value cards, such as gift cards and credit cards.

          In April 2002, AmeriPlast Manufacturing was sold to Signature Graphics Inc., a privately held company. In June 2002 Signature Graphics Inc., which had previously acquired all of the assets and liabilities of AmeriPlast Manufacturing, filed for protection under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court, Middle District of Florida-Orlando Division.

          The proposed reorganization plan of Signature Graphics, Inc. was rejected, and was converted into a Chapter 7 Liquidation in March 2003. Mr. Smith subsequently filed for Chapter 7 Personal Bankruptcy on October 14, 2005. Such filing was caused by the fact that all of the asset, equipment, and machinery leases and mortgages of AmeriPlast Manufacturing were personally guaranteed by Mr. Smith. He was discharged from bankruptcy on April 4, 2006 by Judge Raymond B. Ray.

          In 2003, subsequent to the sale of Ameriplast Manufacturing, Mr. Smith formed and founded Advanced Imaging Systems, Inc., a privately held company. Advanced Imaging Systems’ business was similar to that of AmeriPlast Manufacturing, but on a smaller scale, though far more automated and sophisticated. The eventual goal of Advanced Imaging Systems was to concentrate strictly on manufacturing and developing secured credit cards, smart cards, and biometric cards.

          In the latter part of 2003, Advanced Imaging Systems was acquired by a publicly held company, A. M. S. Marketing, Inc., which company was subsequently renamed International Imaging Systems, Inc. Mr. Smith was the Chief Executive Officer of International Imaging Systems, Inc. until the company was sold to a private investment group in September 2006.

          Since September 2006, Mr. Smith has provided business consulting services to a number of privately held domestic and foreign corporations. Such consulting services have primarily been in the areas of marketing and/or manufacturing.

          Since July 2009 Mr. Smith has been the sole director of Osler, Incorporated (“Osler”). Osler is a shell company as defined in Rule 12b-2 of the Exchange Act. Since September 2009, Mr. Smith has also served as the Chief Executive Officer and Chief Financial Officer of Osler.

During the last five years, none of the Reporting Persons have been convicted in any criminal proceeding or been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of such proceeding was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The amount of funds used by IMS to purchase the shares of Series A Preferred Stock which are convertible into Common Stock was $100,000. All of such funds were provided from the personal funds of Smith, the sole member of IMS.

Item 4. Purpose of Transaction.

Other than as set forth below, the Reporting Persons currently have no plan or proposal, which relates to or would result in any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to this Report.

On January 11, 2010 IMS purchased 730,941 shares of the Company’s Series A Preferred Stock pursuant to the terms of a Series A Stock Purchase Agreement (the “Agreement”). The Series A Preferred Stock is convertible into an aggregate of 730,941,000 shares of Common Stock. As set forth above Smith is the sole member of IMS and, pursuant to the terms of the Agreement, IMS acquired the shares of the Series A Preferred Stock in consideration of $100,000.The purpose of the transaction was to obtain control over the Issuer.

On January 13, 2010, IMS assigned 106,000 shares of Series A Preferred Stock to the following parties: (i) 40,000 shares to Frost Corporate Services, Inc., a Florida corporation, Richard B. Frost, President, for post-closing services to be rendered to the Company; (ii) 20,000 shares each to Jeff Jagid (hereinafter “Jagid”) and Kevin Waldman (hereinafter “Waldman”), former Directors of the Company, for post-closing services to be rendered by each to the Company; (iii) 10,000 shares to Michael Keefe, a former officer of the Company, for post closing services to be rendered to the Company, and; (iv) 8,000 shares each to Anthony M. Collura and Jacqueline Borer, for post closing services to be rendered by each to the Company. Accordingly after such assignments, IMS ( and Smith indirectly through IMS) owned 624,941 shares of Series A Preferred Stock which are convertible into an a aggregate of 624,941,000 shares of Common stock. Neither IMS nor Smith have any other pending arrangements relating to the transfer of Series A Preferred Stock purchased by IMS, including any pledge by IMS of securities of the Company, the operation of which may at a subsequent date result in a change in control of the Company.

Prior to the closing of the Agreement, the Company had an aggregate of 79,058,509 shares of common stock outstanding and no shares of preferred stock outstanding. Pursuant to the Certificate of Designation which authorizes the Series A Preferred Stock as filed with the Secretary of Delaware (the “Certificate of Designation”), each share of Series A Preferred Stock is convertible into 1,000 shares of the Company’s common stock and is entitled to 1,000 votes on all transactions submitted to the stockholders of the Company. In addition, in connection with any vote or written consent with respect to the election of Directors of the Company, the holders of record of the shares of the Series A Preferred Stock, exclusively and as a separate class, shall be entitled to elect the majority of Directors of the Company. After the closing of the Agreement, there were 730,941 shares of the Series A Preferred Stock and 79,058,509 shares of Common Stock issued and outstanding. The Series A Preferred Stock controls 730,941,000 votes of the 809,999,590 total votes available to all equity holders of the Company ( 90% of the total votes) and is convertible into an aggregate of 730,941,000 shares of Common Stock.. Accordingly IMS (and Smith indirectly through IMS) possess control over the Company through the ownership of an aggregate of 624,941 shares of Series A Preferred Stock ( 85% of the Series A Preferred Stock) which possess an aggregate of 624,941,000 votes ( 77.15% of the total voting securities of the Company). The shares of Series A Preferred Stock beneficially owned by the Reporting Persons were acquired for and are being held for investment purposes.

In the event that all shares of the Series A Preferred Stock are converted into shares of the Company’s Common stock, the Company would be required to issue an additional 730,941,000 shares of common stock to the Series A Preferred Stock holders. However the Company does not have sufficient shares of authorized but unissued common stock available to issue such shares. Accordingly the Agreement further provided that the Company will use its best efforts to remedy such deficiency so that all shares of the Series A Preferred Stock may be converted into shares of Common Stock in accordance with the terms of the Certificate of Designation as soon as practicable. As a condition of closing the Agreement, the former officers and directors of the Company, committed to use their best efforts to assist the Company, including executing all reasonably requested documents, in connection with the preparation and filing with the Securities and Exchange Commission of an Information Statement and/or Proxy Statement with respect to a proposed reverse split of the Company’s outstanding shares of common stock which is currently projected to be a 1 for 400 reverse split (which ratio is subject to change at the discretion of the Company’s new Board of Directors) in order to remedy the deficiency in the number of authorized by unissued shares of common stock available for issuance upon conversion of the Series A Preferred Stock. The rights of the holders of the Series A Preferred Stock to vote as a separate class to elect a majority of the Board of Directors of the Company shall terminate 30 days after the Company has sufficient shares of common stock available for issuance upon the conversion of all 730,941 shares of the Preferred Stock. Accordingly the Reporting Persons plan to effectuate the foregoing reverse split and/or other capital restructuring in order for the Company to be in a position to legally issue the number of shares of Common Stock required upon conversion of all of the Series A Preferred Stock.

The Company was a “shell company”, as defined in Rule 12b-2 of the Exchange Act prior to the change in control and continues to be a “shell company”. The Reporting Persons intend to seek out potential merger and/or acquisition candidates for the Company. In the event such a merger or acquisition is located and successfully consummated it is anticipated that there will be a change in control of the Company and the Reporting Persons would sell all or a portion of their Series A Preferred Stock and any shares of Common Stock issued on conversion of the Series A Preferred Stock. The Reporting Persons have not, as of the date of this Schedule 13D, identified any such merger and/or acquisition candidate and have no agreements in place to sell their securities of the Company.

Item 5. Interest in Securities of the Issuer.

(a) and (b)

The aggregate percentage of shares of Common Stock outstanding reported owned by each Reporting Person is based on the 79,058,509 shares outstanding as of September 30, 2009 , which is the total number of shares outstanding as reported in the Company’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 23, 2009 and assumes conversion of all 730,941 shares of Series A Preferred Stock into an aggregate of 730,941,000 shares of Common Stock.

As of the date hereof, IMS (and Smith through his sole ownership and control of IMS) beneficially own 624,941 shares of Series A Preferred Stock which are convertible into an a aggregate of 624,941,000 shares of Common stock representing 77.15% of the issued and outstanding shares of Common Stock of the Issuer upon conversion. IMS (and Smith through his sole ownership and control of IMS) have the power to vote or to direct the vote of the foregoing shares as well as the power to dispose of or direct the disposition of the foregoing shares.

(c)

As set forth in Item 4 above, on January 11, 2010 IMS purchased 730,941 shares of its Series A Preferred Stock pursuant to the terms of the Agreement. As set forth above Smith is the sole member of IMS and , pursuant to the terms of the Agreement, IMS acquired the shares of the Series A Preferred Stock in consideration of $100,000.The Series A Preferred Stock is convertible into 730,941,000 shares of Common Stock.

On January 13, 2010, , IMS assigned 106,000 shares of Series A Preferred Stock to the following parties: (i) 40,000 shares to Frost Corporate Services, Inc., a Florida corporation, Richard B. Frost, President, for post-closing services to be rendered to the Company; (ii) 20,000 shares each to Jeff Jagid (hereinafter “Jagid”) and Kevin Waldman (hereinafter “Waldman”), former Directors of the Company, for post-closing services to be rendered by each to the Company; (iii) 10,000 shares to Michael Keefe, a former officer of the Company, for post closing services to be rendered to the Company, and; (iv) 8,000 shares each to

Anthony M. Collura and Jacqueline Borer, for post closing services to be rendered by each to the Company. Accordingly after such assignments, IMS owned 624,941 shares of Series A Preferred Stock which are convertible into an a aggregate of 624,941,000 shares of Common stock. Neither IMS nor Smith have any other pending arrangements relating to the transfer of Preferred Stock purchased by IMS, including any pledge by IMS of securities of the Company, the operation of which may at a subsequent date result in a change in control of the Company.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With the Issuer.

          Except as described elsewhere in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons named in Item 2 hereof and any person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit A - Joint Filing Agreement

Exhibit B - Stock Purchase Agreement dated January 11, 2010, by and between International Fight League, Inc. and Insurance Marketing Solutions, LLC

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Insurance Marketing Solutions, LLC

January 21, 2010	By:	/s/ C. Leo Smith

Name: C. Leo Smith
Title: Sole Member

January 21, 2010	/s/ C. Leo Smith

C. Leo Smith

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).